UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Helios & Matheson North America Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42327L101
(CUSIP Number)
Navneet S. Chugh, Esq.
The Chugh Firm
15925 Carmenita Road
Cerritos, CA 90703
(562) 229-1220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42327L101

1	NAMES OF REPORTING PERSONS Helios & Matheson Information Technology, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		2,142,868 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,142,868 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,142,868 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.43%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

INTRODUCTION
This Schedule 13D/A amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock of Helios & Matheson North America, Inc., a Delaware corporation (the “Issuer”), initially filed by Helios & Matheson Information Technology, Ltd., an India corporation (“Helios”), on June 15, 2006, and as amended on September 12, 2006 and October 19, 2009 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the last paragraph thereof:
On November 20, 2009, Helios purchased 689,655 shares of the Issuer’s common stock at a price of $1.45 per share from the Issuer in a private placement transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The source of funds used to purchase these shares was Helios’ working capital. The acquisition of the shares occurred pursuant to that certain Securities Purchase Agreement, dated November 18, 2009 by and between Helios and the Issuer (the “Securities Purchase Agreement”), the provisions of which are summarily described below under Items 4 and 6 of this Statement.
On November 20, 2009, Helios purchased 175,000 shares of the Issuer’s common stock at a price of $2.00 per share from Mr. Asaf Remigoleski. The source of funds used by Helios to purchase these shares was Helios’ working capital. The acquisition of the shares occurred pursuant to a Letter Agreement by and between Helios and Mr. Remigoleski (the “Letter Agreement”), the provisions of which are summarily described below under Items 4 and 6 of this Statement.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:
On November 18, 2009, the Issuer entered into a Securities Purchase Agreement with Helios, the Issuer’s majority stockholder, pursuant to which Helios purchased 689,655 shares of the Issuer’s common stock at a price of $1.45 per share, which is equal to the closing bid price of the Issuer’s common stock on November 20, 2009, for a total investment of $1,000,000. The closing of this stock sale occurred on November, 20, 2009. As more fully described in the Current Report on Form 8-K filed with the SEC by the Issuer on November 23, 2009, which is incorporated herein by reference, Helios’ investment was part of a plan submitted by the Issuer to the NASDAQ Stock Market to regain compliance with the NASDAQ Capital Market’s continued listing standards. The Issuer had previously received correspondence from NASDAQ regarding its non-compliance with NASDAQ Capital Market’s stockholder’s equity requirements for continued listing, and that if not addressed, then the Issuer may be subject to delisting from NASDAQ. Per the Issuer, as a result of the investment by Helios, as of November 23, 2009, the Issuer believes that it has regained compliance with NASDAQ’s stockholder’s equity requirement for continued listing.
Helios also entered into that certain Letter Agreement, substantially in the form attached hereto as Exhibit 8, for Helios’ purchase of 175,000 shares of the Issuer’s unrestricted shares of common stock (the “Asaf Shares”) at a price of $2.00 per share from Mr. Asaf Remigoleski for an aggregate purchase price of $350,000. One of the closing contingencies of this sale was that prior to the closing of the sale, Mr. Remigoleski was required to vote such shares in favor of the Issuer’s proposed reincorporation to the State of Delaware on November 18, 2009. All closing conditions of the Letter Agreement were met and this stock sale closed on November 20, 2009.
The foregoing summary descriptions of the Securities Purchase Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to full text of the aforementioned documents contained in Exhibits 7 and 8, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and supplemented by replacing clause (a) thereof with the following paragraphs:
(a) As of the date of this Statement, Helios is the direct beneficial owners of 2,142,868 shares of the Issuer’s common stock, or approximately 69.43%, of the 3,086,362 shares of the Issuer’s common stock that are outstanding (as calculated from the Issuer’s disclosures in its Form 10-Q as of September 30, 2009 filed by the Issuer on November 11, 2009, and its Current Report on Form 8-K filed by the Issuer on November 23, 2009).
Item 5 of the Statement is hereby amended and supplemented by replacing clause (b) thereof with the following paragraphs:
(b) Following the consummation of the stock sale transactions under the Securities Purchase Agreement and the Letter Agreement described above under Item 4, Helios shall have the sole power to vote and sole power to dispose of an aggregate 2,142,868 shares of the Issuer’s common stock.
Item 5 of the Statement is hereby amended and supplemented by adding the following paragraphs to the end of clause (c):
(c) The descriptions under Item 4 above regarding the stock transactions by Helios pursuant to the Securities Purchase Agreement and the Letter Agreement are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by inserting the following at the end of the last paragraph thereof:
As discussed more fully above under Item 4, which is incorporated herein by reference, on November 18, 2009, the Issuer entered into a Securities Purchase Agreement with Helios pursuant to which Helios purchased 689,655 shares of the Issuer’s common stock at a price of $1.45 per share from the Issuer for a total investment of $1,000,000. The closing of this sale occurred on November 20, 2009. Helios’ investment was part of a plan submitted by the Issuer to the NASDAQ Stock Market to regain compliance with The NASDAQ Capital Market’s continued listing standards.
The disclosures above under Item 4 regarding the stock sale that closed on November 20, 2009 pursuant to that certain Letter Agreement, substantially in the form attached hereto as Exhibit 8, by and between Helios and Mr. Asaf Remigoleski in regards to Helios’ purchase of 175,000 shares of the Issuer’s common stock from Mr. Remigoleski in exchange for a cash payment of $350,000, are also incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

Exh. No.	Description
7	Securities Purchase Agreement (1)
8	Letter Agreement

(1)	Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC November 23, 2009 and incorporated herein by reference.
[Remainder of page left blank intentionally. Signature page follows.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: January 28, 2010

HELIOS & MATHESON INFORMATION TECHNOLOGY, LTD
By:	/s/ V.Ramachandiran
	Name:	V.Ramachandiran
	Title:	Chairman